FINANCIAL STATEMENTS

Consolidated audited financial statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

31

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nouveau Monde Graphite Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nouveau Monde Graphite Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit and requires additional financing in order to fund its development and acquisition activities and has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans with regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Montréal, Quebec, Canada

March 23, 2023

We have served as the Company’s auditor since 2017.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at December 31, 2022	As at December 31, 2021
ASSETS
CURRENT
Cash and cash equivalents	6	59,924	62,355
Grants receivable and other current assets	12	3,983	3,096
Sales taxes receivable		1,972	2,002
Tax credits receivable		4,362	3,958
Restricted cash and deposits		621	—
Prepaid expenses		3,062	2,768
Total current assets		73,924	74,179

NON-CURRENT
Tax credits receivables		5,458	5,509
Investment - Listed shares	7	800	—
Property, plant and equipment	8	64,135	42,103
Intangible assets	9	182	481
Right-of-use assets	10	2,656	2,254
Restricted cash and deposits		2,919	1,823
Total non-current assets		76,150	52,170
Total assets		150,074	126,349

LIABILITIES
CURRENT
Accounts payables and accrued liabilities	11	15,429	15,193
Deferred grants		20	—
Current portion of lease liabilities	13	431	329
Current portion of borrowings	14	225	208
Total current liabilities		16,105	15,730

NON-CURRENT
Asset retirement obligation	16	952	1,009
Borrowings	14	1,763	1,921
Lease liabilities	13	2,386	1,994
Convertible notes	15	56,544	—
Total non-current liabilities		61,645	4,924
Total liabilities		77,750	20,654

EQUITY
Share capital	17.1	210,786	206,483
Other reserves	15	829	—
Contributed surplus		25,313	16,102
Deficit		(164,604)	(116,890)
Total equity		72,324	105,695
Total liabilities and equity		150,074	126,349
Going Concern	1
Commitments	28

APPROVED BY THE BOARD OF DIRECTORS

(s) Eric Desaulniers – “Director”

(s) Daniel Buron – “Director”

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amount)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the years ended
		December 31, 2022	December 31, 2021
	Notes	$	$
EXPENSES
Exploration and evaluation expenses	18	7,427	8,362
Battery Material Plant project expenses	19	19,090	5,976
General and administrative expenses	20	28,674	24,203
Other income		—	(57)
Operating loss		55,191	38,484
Net financial costs (income)	21	(7,877)	1,006
Loss before tax		47,314	39,490
Income tax	22	400	400
Net loss and comprehensive loss		47,714	39,890

Basic loss per share	17.2	(0.86)	(0.93)
Diluted loss per share	17.2	(0.90)	(0.93)

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars, except per share amount)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2022		55,118,316	206,483	16,102	—	(116,890)	105,695
Shares issued from offering	17.1	502,082	3,987	—	—	—	3,987
Options exercised	17.4	253,500	1,153	(417)	—	—	736
Share-based compensation	17.4	—	—	9,628	—	—	9,628
Settlement of interests on 2022 Convertible Notes	15	—	—	—	829	—	829
Share issue costs		—	(837)	—	—	—	(837)
Net loss and comprehensive loss		—	—	—	—	(47,714)	(47,714)
Balance as at December 31, 2022		55,873,898	210,786	25,313	829	(164,604)	72,324

				Contributed
				surplus and	Equity component		Total equity
			Share capital	warrants	of convertible note	Deficit	(deficiency)
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2021		27,299,332	60,537	10,761	364	(77,000)	(5,338)
Shares issued from placements	17.1	11,479,977	114,242	—	—	—	114,242
Warrants exercised	17.3	7,821,700	17,825	(198)	—	—	17,627
Options exercised	17.4	720,201	3,339	(1,137)	—	—	2,202
Shares issued for interest payment	15 - 17.1	297,106	2,697	—	—	—	2,697
Share-based compensation	17.4	—	—	6,676	—	—	6,676
Share issue costs		—	(7,170)	—	—	—	(7,170)
Conversion of 2020 Convertible Note	15 - 17.1	7,500,000	15,013	—	(364)	—	14,649
Net loss and comprehensive loss		—	—	—	—	(39,890)	(39,890)
Balance as at December 31, 2021		55,118,316	206,483	16,102	—	(116,890)	105,695

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flows

(Amounts expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended
		December 31, 2022	December 31, 2021
	Notes	$	$
OPERATING ACTIVITIES
Net loss		(47,714)	(39,890)
Depreciation and amortization	8-10	4,557	1,095
Change in fair value - listed shares	7	1,700	—
Change in fair value - embedded derivatives	15	(11,059)	—
Interest on convertible notes	15	829	—
Unrealized foreign exchange loss (gain)		352	(1,022)
Loss on disposal of property, plant and equipment	20	—	5
Share-based compensation	17.4	8,706	6,676
Accretion included within financial costs	21	816	2,058
Net change in working capital	23	(3,068)	(3,247)
Cash flows used in operating activities		(44,881)	(34,325)

INVESTING ACTIVITIES
Additions to property, plant, and equipment	8	(26,678)	(36,984)
Investment made in listed shares	7	(2,500)	—
Restricted cash and deposits		(1,641)	(921)
Grants received	12	2,821	3,327
Cash flows used in investing activities		(27,998)	(34,578)

FINANCING ACTIVITIES
Proceeds from offering	17.1	3,987	114,242
Proceeds from convertible notes, net of issue costs	15	67,042	—
Proceeds from borrowings, net of issue costs	14	—	1,189
Repayment of borrowings and lease liabilities	13, 14	(594)	(2,408)
Proceeds from the exercise of warrants	17.3	—	17,627
Proceeds from the exercise of stock options	17.4	736	2,202
Share issue costs		(878)	(7,121)
Cash flows from financing activities		70,293	125,731

Effect of exchange rate changes on cash		155	1,007

Net change in cash and cash equivalents		(2,431)	57,835
Cash and cash equivalents at the beginning of the year		62,355	4,520
Cash and cash equivalents at the end of the year		59,924	62,355
Non-cash investing and financing activities	23

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange , NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the year ended December 31, 2022, the Company reported net loss after tax of $47.7 million; cash outflows from operating activities of $44.9 million and an accumulated deficit of $164.6 million and has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Company completed a private placement of unsecured Convertible Notes of $67.2 million (US$50 million) (Note 15) in November 2022.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”).

The accounting policies set out in note 3 were consistently applied to all years presented in these consolidated financial statements except as otherwise stated.

The consolidated financial statements for the year ended December 31, 2022 were approved and authorized for publication by the Board of Directors on March 23, 2023.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

3.SIGNIFICANT ACCOUNTING POLICIES

3.1	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements consolidate those of the parent company and its subsidiaries. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary, and could affect those returns through its power over the subsidiary.

All transactions and balances between group companies are eliminated upon consolidation, including unrealized gains and losses on transactions between group companies. Amounts reported in the financial statements of the subsidiary have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company.

Profit and loss and other comprehensive income of subsidiaries acquired or sold during the period are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Subsidiaries

Information on the Company’s subsidiaries as at December 31, 2022, all of which are wholly-owned, is as follows:

NAME OF SUBSIDIARY	PRINCIPAL ACTIVITY	COUNTRY OF INCORPORATION	YEAR OF INCORPORATION
Quartier Nouveau Monde Inc.	Real estate company	Canada	2017
Nouveau Monde Europe LTD	Trading company	England and Wales	2020

3.2	FUNCTIONAL AND REPORTING CURRENCY

The group’s consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and its subsidiaries and the presentation currency.

Transactions in foreign currencies are initially recorded at their functional currency spot rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. All differences are taken to the statement of loss and comprehensive loss.

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction.

3.3	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in bank, and short-term deposits with a maturity of less than three months.

3.4	TAX CREDITS RECEIVABLE

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred, refundable credit on duties for losses under the Mining Tax Act (Quebec) and research and development tax credits. The tax credits are recognized as a reduction of the costs incurred based on estimates made by management. The Company records these tax credits when there is reasonable assurance that the credits will be received and that the Company will continue to comply with the conditions associated with them.

3.5	GRANTS RECEIVABLE

The Company periodically receives grants from different incentive programs. These grants are recognized initially when there is a reasonable assurance that they will be received and when the Company has intentions to comply with the conditions associated with

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

the grant. The financial aid received for expenditures incurred is recognized against these expenditures on a systematic basis and in the same accounting period in which the expenditures are incurred.

3.6	RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed during the year in which the expenses are incurred. Development costs are capitalized when they meet the criteria for capitalization in accordance with IAS 38 Intangible Assets.

3.7	PROPERTY PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. The assets are capitalized and depreciated on a straight-line basis in the consolidated statement of loss and comprehensive loss. Generally, the depreciation rates are as follows:

Buildings	10-25 years
Equipment	2-15 years
Furnitures	3-7 years
Computers	3 years
Rolling Stock	5 years

The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end. Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in the statement of loss and comprehensive loss.

Borrowing costs

Borrowing costs attributable to the acquisition, development or construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized to the cost of those assets, until such time as the assets are substantially ready for their intended use. Interests on long-term debt are capitalized in assets under construction until substantially all the activities necessary to prepare the asset for its intended use are complete. Otherwise, borrowing costs are expensed as incurred in profit or loss. Borrowing costs incurred during the year attributable to acquisition, development or construction of qualifying assets were not material.

3.8	INTANGIBLE ASSETS

The intangible assets include software and licenses with a definite useful life. The assets are capitalized and amortized on a straight-line basis in the consolidated statement of loss and comprehensive loss. The intangible assets are assessed for impairment whenever there is an indication that the intangible assets may be impaired.

Generally, the depreciation rates are as follows:

Software	2 years
Licenses	2-10 years

3.9	MATAWINIE MINE PROJECT

Management established that effective from the beginning of the second quarter of 2021, the Matawinie mine project is in the development phase. Accordingly, all expenditures related to the development of the mine are capitalized under Mine under construction within Property, plant and equipment (see note 8). Capitalized expenditures will be carried at cost until the Matawinie project is placed into commercial production, sold, abandoned, or determined by management to be impaired in value. The

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

equipment, building and the mine site are not yet in use as at December 31, 2022, therefore, the depreciation will begin when the assets are ready for their intended use.

The costs related to the operation of the Matawinie Demonstration Plant will continue to be expensed as incurred under exploration and evaluation expenses, unless the expenditures meet the recognition criterias set in IAS 16 Property, plant and equipment or IAS 38 Intangible assets.

3.10	BATTERY MATERIAL PLANT PROJECT

Costs incurred for the construction of the Company’s Battery Material Plant project, such as the shaping and coating demonstration plants, are capitalized under Battery Material Demonstration Plant within Property, plant and equipment (See note 8). Capitalized expenditures will be carried at cost until the Battery Material Plant project is placed into commercial production, sold, abandoned, or determined by management to be impaired in value.

The costs related to the phase 2 Battery Material Plant and to the operation of the Battery Material Demonstration Plant will continue to be expensed as incurred under Battery Material Plant project expenses, unless the expenditures meet the recognition criterias set in IAS 16 Property, plant and equipment or IAS 38 Intangible assets.

3.11	IMPAIRMENT OF NON-FINANCIAL ASSETS

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment, and some are tested at a cash-generating unit level.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized in statement of loss and comprehensive loss for the amount by which the assets or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use.

An impairment charge is reversed if the assets or cash-generating unit’s recoverable amount exceeds its carrying amount.

3.12	INCOME TAXES

Income tax is recognized in the statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

̶Current taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to income tax payable regarding previous years.

̶Deferred taxes

Deferred tax is provided using the liability method, providing for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The temporary difference is not provided for if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date and whose implementation is expected over the period in which the

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

deferred tax is realized or recovered. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be used.

Assets and liabilities are offset where the entity has a legally enforceable right to offset current tax assets and liabilities or deferred tax assets and liabilities, and the respective assets and liabilities relate to income taxes levied by the same taxation authority.

3.13	EQUITY

̶Share capital

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying tax benefit from these issuance costs. In addition, if shares were issued as consideration for the acquisition of a mineral property or some other form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

̶Contributed surplus and warrants

Contributed surplus includes charges related to share options not exercised and amounts attributable to expired warrants.

̶Other reserves

Other reserves relate to shares to be issued in relation to capitalized interest (Note 15)

3.14	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting loss attributable to common equity holders of the Company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares which include convertible debt, options, broker’s options, and warrants. Dilutive potential common shares arising from option type instruments shall be deemed to have been exercised at the beginning of the period or, if later, at the date of issue of the potential common shares and the proceeds from their exercise used to repurchase common shares at the average market price. The if-converted method is used for the convertible notes.

3.15	PROVISION AND CONTINGENT LIABILITIES

Provisions are recognized when present legal or constructive obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

The Company’s operations are governed by government environment protection legislation. Environmental consequences are difficult to identify in terms of amounts, timetable and impact. As of the reporting date, management believes that the Company’s operations are in compliance with current laws and regulations. An asset retirement provision is recognized when there is constructive commitment that has resulted from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

3.16	PROVISION FOR ASSET RETIREMENT OBLIGATION

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

i)	The Company has a present legal or constructive obligation as a result of past events;
ii)	It is probable that an outflow of resources will be required to settle the obligation;
iii)	The amount can be reliably estimated.

The provision is measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

3.17	SHARE-BASED PAYMENTS

The Company operates an equity-settled share-based payment plan for its eligible directors, officers, employees and consultants. The Company’s plan does not feature any option for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measured the fair value of the services rendered by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments (except broker’s options) are ultimately recognized as an expense in profit or loss with a corresponding credit to Contributed surplus, in equity. Equity-settled share-based payments to brokers, in respect of an equity financing, are recognized as issuance costs of the equity instruments with a corresponding credit to Contributed surplus, in equity.

The expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in a prior period if some vested share options are not ultimately exercised.

3.18	FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument and are measured initially at fair value adjusted for transaction costs, except for those carried at fair value through profit or loss (“FVTPL”), which are measured initially at fair value. The subsequent measurement of financial assets and financial liabilities is described below (and in note 26).

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when it is extinguished, discharged, cancelled, or expired.

Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

̶	Financial assets

Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at FVTPL, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets in the following measurement categories:

̶	measured subsequently at amortized cost; or
̶	measured subsequently at fair value (either through other comprehensive loss, or through net loss).
i)Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

̶	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
̶	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
ii)Financial assets measured at fair value

A financial asset shall be measured at fair value through net loss unless it is measured at amortized cost or at fair value through other comprehensive loss.

A financial asset shall be measured at fair value through other comprehensive loss if both of the following conditions are met:

̶	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
̶	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in debt instruments, this will thus depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive loss, in which case, gains and losses will never be reclassified to net loss, and no impairment may be recognized in net loss. Dividends earned from such investments are recognized in net loss, unless the dividend clearly represents a repayment of part of the cost of the investment.

̶	Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Financial instruments – Fair value

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

̶	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
̶	Level 2: Valuation techniques use significant observable inputs, directly or indirectly, or valuations are based on quoted prices for similar instruments; and
̶	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).
̶	Convertible Notes

2020 Convertible Notes

The convertible notes issued in 2020 was a compound financial instrument which the principal amounts, together with all accrued and unpaid or uncapitalized interest could be converted into a fixed number of common shares of the Company at the option of the holder.

The liability component of the compound instrument was established by discounting the contractual cash flow, the remaining balance, net of the issuance cost, was allocated to the equity component of the financial instrument.

2022 Convertible Notes

The conversion feature (which includes shares and warrants) and the prepayment feature of convertible notes issued to investors (see note 15) are considered embedded derivatives because their economic characteristics and risks are not closely related to the economic characteristics and risks of the host contract (the loan without the conversion feature and the prepayment feature). Therefore, the Company separates the embedded derivatives from the host contract and accounts for each element separately.

The conversion feature is classified as a derivative financial liability as the loan is denominated in a currency other than the Company’s functional currency (and therefore its exercise price is not fixed in the Company's functional currency) and is convertible into both shares and warrants. The conversion feature and the prepayment feature are measured as a single compound embedded derivative since they relate to common risks and depend on each other. The embedded derivative is initially recognized at its fair value at the date of issuance. The host contract is initially recognized as the difference between total consideration received for the convertible loans less the fair value of the embedded derivative.

If, after considering the terms of the transaction, the Company determines that the fair value of a financial instrument at initial recognition differs from the transaction price, the difference is recognized in the statement of loss and comprehensive loss only if fair value is evidenced by quoted prices or based on a valuation technique that uses only data from observable markets. In all other cases, the difference is deferred and recognized systematically to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. Any subsequent measurement of the instrument excludes the balance of the deferred amount.

Transaction costs directly attributable to the issuance of convertible loans with embedded derivatives are allocated to the host contract and deducted from its initial recognition amount.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

̶	Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. This assumption is used principally for cash and related balances.

The Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. An external rating of investment grade is considered to indicate that a financial instrument may be considered as having low credit risk.

The Company applies the simplified approach for trade receivables and contrasct assets, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

The Company’s financial instruments consist of the following:

FINANCIAL ASSETS	CLASSIFICATION
Cash and cash equivalents	Amortized cost
Amounts receivable	Amortized cost
Grants and other receivables	Amortized cost
Investment in listed shares	Fair value through profit or loss

FINANCIAL LIABILITIES	CLASSIFICATION
Accounts payable and accrued liabilities	Amortized cost
Borrowings	Amortized cost
Convertible Notes (USD debt host)	Amortized cost
Convertible Notes (embedded derivatives)	Fair value through profit or loss

3.19	LEASES

Leases are recognized as a right-of-use asset and a corresponding liability in lease liabilities at the date at which the leased asset is available for use by the Company.

The lease liability is initially measured at the present value of the future lease payment, including variable lease payment that depends on an index or a rate. The lease liability is discounted using the interest rate implicit in the contract if this rate can be easily determined, otherwise, the lessee must use his marginal borrowing rate.

The monthly lease payments are segregated between the principal repayment and the finance cost. The present value of the lease liability is increased to reflect the accretion of interest and decreased by the principal repayment. The accretion of interest is charged to the profit and loss over the lease period.

If a change to the lease were to happen, the lease liability would be remeasured to reflect those changes (e.g., changes in the lease term or changes in the lease payment).

The right-of-use assets are initially measured at cost, which includes the amount of the initial measurement of the lease liability and any lease payments made at or before the commencement date. The right-of-use assets are amortized on a straight-line basis over the duration of the lease.

Rental payments under short-term leases or leases with low-value underlying assets are recorded in operating expenses on a straight-line basis over the duration of the lease.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

3.20	SEGMENT DISCLOSURE

The Company currently operates in two segments: the Matawinie Mine Project and the Battery Material Plant project. The business segments presented reflect the management structure of the Company and the way in which the Company’s chief operating decision maker reviews business performance. The Matawinie Mine Project and Battery Material Plant project were identified as separate segments due to their specific nature. Indeed, the nature of the products and services, the production processes, regulatory environment and the targeted customer are very different for each operating segment.

The measure of profit or loss for each segment corresponds to the amounts reported for Exploration and evaluation expenses and Battery Material Plant project expenses, respectively, in the consolidated statement of loss and comprehensive loss. All the Company’s activities are conducted in Quebec, Canada.

4.ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the December 31, 2022 reporting period and have not been early adopted by the Company. These standards, amendments or interpretations, except noted below, are not expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

Amendments to IAS 1 Presentation of Financial Statements on classification of liabilities:

Narrow-scope amendments to IAS 1 clarify when liabilities are classified as either current or non-current.

For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance.

The amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date.

The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The amendments are effective for years beginning on or after January 1, 2024.

5.ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses is presented below. Actual results may differ significantly.

Technical Feasibility and Commercial Viability

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors. By its nature, this assessment requires significant judgment.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Following the events of the quarter ended March 31, 2021, including the receipt of the Governmental authorisation for the Matawinie Project, management determined that the technical feasibility and commercial viability for the Matawinie Project was established as at March 31, 2021 and as a result, the project entered the development phase during the second quarter of 2021.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for asset retirement obligation

The Company’s exploration activities are subject to several environmental protection laws and regulations. The Company accounts for management’s best estimate of asset retirement obligations in the period in which the obligations arise. Costs actually incurred in future periods could be significantly different from these estimates. In addition, future changes in laws and regulations, timing of estimated cash flows and discount rates may impact the carrying amount of this provision.

Share-based payments

The Company uses the Black-Scholes option pricing model in determining share-based payments, which requires a number of assumptions to be made, including the risk-free interest rate, expected life, forfeiture rate and expected share price volatility.

Tax credits

Tax credits for the current and prior periods are measured at the amount that the Company expects to recover, based on its best estimate and judgment at the reporting date. However, there are uncertainties as to the interpretation of the tax regulations, regarding refundable mining rights credits for loss and refundable tax credits on eligible exploration expenses, as well as regarding amount and timing of recovery of these tax credits.

To determine whether the expenses it incurs are eligible for exploration tax credits, the Company must use judgment and resort to complex techniques. As a result, there may be a significant difference between the amount recognized in respect of tax credits and the actual amount of tax credits received because of the tax administrations’ review of matters that were subject to interpretation. In the event of such a difference, an adjustment will be made to the tax credits for mineral prospecting expenses in future periods.

It can take a long time for the tax administration to report its decisions on tax issues, thereby extending the tax credit recovery period. Mineral exploration tax credits that the Company expects to recover in more than one year are classified as non-current assets. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above. However, given the uncertainty inherent in obtaining the approval of the tax authority concerned, the amount of tax credits that will be recovered and the timing of such recovery may differ materially from accounting estimates and would affect the financial position and cash flow of the Company.

Fair value of embedded derivatives

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a valuation model and makes assumptions that are mainly based on market conditions existing at the end of

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

each reporting period. Details of the valuation model used for determining the fair value of the embedded derivatives in the 2022 Convertible Notes and the assumptions used by management are disclosed in note 15.

Management used significant judgement to determine that the fair value of the Convertible Notes on issuance does not equal the transaction price, which was primarily attributed to the warrants present in the conversion option embedded in the Convertible Notes. The resulting difference between the transaction price and the fair value on initial recognition is deferred as the fair value of the Convertible Notes is based on a valuation technique where not all the inputs are observable. The unrecognized deferred amount is recorded in the statement of profit and loss to the extent that it arises from a change in factor that market participants would take into account when pricing the Convertible Notes.

Management has attributed the deferred amount to the host instrument and embedded derivatives proportionate to their estimated fair value on the initial recognition date. The deferred amount attributable to the embedded derivative is recorded systematically in the consolidated statements of loss and comprehensive loss over the estimated life of the instruments underlying the conversion option as management believes that time is one of the factors specific to the pricing of the conversion option.

6.CASH AND CASH EQUIVALENTS

As at December 31, 2022, cash and cash equivalents totalling $59,924 ($62,355 in 2021) consisted of cash in bank and short-term deposits. As at December 31, 2022, the Company’s cash in bank balance is comprised of $4,889 and $876 US dollars (CAD $1,186). The balance of short-term deposits is comprised of $40,234 and $10,052 US dollars (CAD $13,615).

7.INVESTMENTS – LISTED SHARES

As at December 31, 2022, investment in listed shares are composed of an equity-investment in Mason Graphite Inc. (“Mason”). On July 20, 2022, the Company subscribed for 5 million common shares of Mason for a total of $2,500. The price paid to acquire the Mason shares was $0.50 per share, equivalent to the Volume-Weighted Average Price (“VWAP”) of Mason shares on the TSXV for a period of twenty trading days prior to May 15, 2022. As at December 31, 2022, Mason's stock value is $0.16 per share, resulting in a decrease in fair value of $1,700 which is presented under net financial costs in the consolidated statement of loss and comprehensive loss.

In July 2022, the Company signed an agreement providing the option to acquire 51% of the Lac Guéret property of Mason by investing $10M in exploration activities and subscribing to $5M in Mason’s shares. As at December 31, 2022, the Company incurred $309 related to the completion of the preliminary economic assessment on the Lac Guéret property.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

8.PROPERTY, PLANT AND EQUIPMENT

								Battery Material
							Mine under	Demonstration Plant
	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$
COST
Balance as at January 1, 2022	2,412	2,791	163	141	25	53	18,032	18,886	42,503
Additions	43	15	248	—	—	50	19,753	5,687	25,796
Transfers	—	461	9,402	—	93	26	—	(9,982)	—
Write-Off/Disposals	—	—	—	—	—	(1)	—	—	(1)
Balance as at December 31, 2022	2,455	3,267	9,813	141	118	128	37,785	14,591	68,298
ACCUMULATED DEPRECIATION
Balance as at January 1, 2022	—	330	19	25	11	15	—	—	400
Depreciation	—	221	3,459	47	14	23	—	—	3,764
Write-Off/Disposals	—	—	—	—	—	(1)	—	—	(1)
Balance as at December 31, 2022	—	551	3,478	72	25	37	—	—	4,163
Net book value as at December 31, 2022	2,455	2,716	6,335	69	93	91	37,785	14,591	64,135

								Battery Material
							Mine under	Demonstration Plant
	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$
COST
Balance as at January 1, 2021	507	2,642	—	56	70	24	—	1,206	4,505
Additions	1,905	149	163	132	—	29	18,032	17,680	38,090
Write-Off/Disposals	—	—	—	(47)	(45)	—	—	—	(92)
Balance as at December 31, 2021	2,412	2,791	163	141	25	53	18,032	18,886	42,503
ACCUMULATED DEPRECIATION
Balance as at January 1, 2021	—	219	—	39	32	8	—	—	298
Depreciation	—	111	19	30	22	7	—	—	189
Write-Off/Disposals	—	—	—	(44)	(43)	—	—	—	(87)
Balance as at December 31, 2021	—	330	19	25	11	15	—	—	400
Net book value as at December 31, 2021	2,412	2,461	144	116	14	38	18,032	18,886	42,103

[1] Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.

Capitalized expenditures for the Battery Material Demonstration Plant under construction are presented net of grants of $4,109 for the year ended December 31, 2022 ($5,483 in 2021).

During the year ended December 31, 2021, the Company bought back a 1.8% NSR on the Matawinie property for $1,800 that is included in Mine under construction.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

9.INTANGIBLE ASSETS

In 2019, the Company and Hydro-Quebec (“HQ”) signed a license agreement by which the Company is allowed to use HQ’s patented technologies for the micronization, spheronization, purification, and coating to serve the lithium-ion battery market. The Company paid US $2 million (CAD $2,562) for the use of the patents which have different expiry dates between October 24, 2021, to June 7, 2028. The license was capitalized as an intangible asset and will be amortized over the life of the underlying patents.

	Licenses	Total
	$	$
COST
Balance as at January 1, 2022	1,604	1,604
Write-off of assets	(384)	(384)
Balance as at December 31, 2022	1,220	1,220
ACCUMULATED DEPRECIATION
Balance as at January 1, 2022	1,123	1,123
Amortization	299	299
Write-off of assets	(384)	(384)
Balance as at December 31, 2022	1,038	1,038
Net book value as at December 31, 2022	182	182

	Software	Licenses	Total
	$	$	$
COST
Balance as at January 1, 2021	16	2,562	2,578
Write-off of assets	(16)	(958)	(974)
Balance as at December 31, 2021	—	1,604	1,604
ACCUMULATED DEPRECIATION
Balance as at January 1, 2021	16	1,643	1,659
Amortization	—	438	438
Write-off of assets	(16)	(958)	(974)
Balance as at December 31, 2021	—	1,123	1,123
Net book value as at December 31, 2021	—	481	481

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

10.RIGHT-OF-USE ASSETS

The Company has lease contracts for various items of mining equipment, motor vehicles and buildings used in its operations. Leases of mining equipment and rolling stock generally have lease terms between two and three years, while buildings generally have lease terms between two and five years.

Set below are the carrying amount of Right-of-use assets and the movement during the years.

	Buildings	Rolling stocks	Total
	$	$	$
COST
As at January 1, 2022	2,715	164	2,879
New leases	451	—	451
End of leases	(205)	(49)	(254)
Remeasurement of lease	445	(44)	401
As at December 31, 2022	3,406	71	3,477
ACCUMULATED DEPRECIATION
As at January 1, 2022	553	72	625
Depreciation	451	43	494
End of leases	(205)	(49)	(254)
Remeasurement of lease	—	(44)	(44)
As at December 31, 2022	799	22	821
Net book value as at December 31, 2022	2,607	49	2,656

	Buildings	Equipment	Rolling stocks	Total
	$	$	$	$
COST
As at January 1, 2021	1,297	339	273	1,909
New leases	1,612	—	—	1,612
End of leases	(252)	(339)	(109)	(700)
Remeasurement of lease	58	—	—	58
As at December 31, 2021	2,715	—	164	2,879
ACCUMULATED DEPRECIATION
As at January 1, 2021	386	321	135	842
Depreciation	419	3	46	468
End of leases	(252)	(324)	(109)	(685)
As at December 31, 2021	553	—	72	625
Net book value as at December 31, 2021	2,162	—	92	2,254

Included in the depreciation of Right-of-use assets for the period is $250 ($213 in 2021) that has been included under the Evaluation and exploration expenses and $162 ($166 in 2021) that have been included under the Battery Material Plant project expenses line in the consolidated statements of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

11.ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
	$	$
Trade payables and accrued liabilities	12,825	13,284
Wages and benefits liabilities	2,524	1,772
Other payables	80	137
Accounts payables and accrued liabilities	15,429	15,193

12.GRANTS RECEIVABLE AND OTHER CURRENT ASSETS

Grants

In August 2019, the Company completed the closing of a federally funded grant with Sustainable Development Technology Canada (“SDTC”) for a total of $4,250. The SDTC decided in March 2021 to increase the grant by an additional $223. This grant supported the Company to build and to operate the Purification Demonstration Plant in Bécancour, Quebec. In February 2020, the Company received the first milestone payment of $2,000. SDTC also increased its initial commitment of $4,250 to the Company by 5%, representing an additional $213 in grant, because of the COVID-19 impact on Canadian companies. The additional $213 amount was received at the end of March 2020. During the year 2022, the Company received a payment of $857. As at December 31, 2022, $425 of grant receivable was recorded for eligible expenditures.

The Company completed the closing of another grant agreement in August 2022 with SDTC for a total of $5,750. This grant will support financially the Company to build and to operate the Coating Demonstration Plant in Saint-Michel-des-Saints, Quebec. In August 2022, the Company received the first milestone payment of $1,849. As at December 31, 2022, $862 of grant receivable was recorded for eligible expenditures.

In April 2020, the Company completed the closing of a grant agreement with Transition énergétique Québec (“TEQ”), a Quebec government funded program, to support financially building and operating the Purification Demonstration Plant in Bécancour. This additional grant of $3,000 was secured via TEQ’s Technoclimat program. During the year 2022, the Company received a payment of $700. As at December 31, 2022, $750 of grant receivable was recorded for eligible expenditures.

The Company entered into another grant agreement effective January 2022 with TEQ for a total of $3,000. This grant will support financially the Company to build and to operate the Coating Demonstration Plant in Saint-Michel-des-Saints, Quebec. As at December 31, 2022, $1,378 of grant receivable was recorded for eligible expenditures.

The remaining $542 grants receivable as at December 31, 2022 is composed of various smaller grants as there is reasonable assurance that they will be received and the Company has reasonable assurance that it will continue to comply with the conditions associated with these grants.

13.LEASE LIABILITIES

	December 31, 2022	December 31, 2021
	$	$
Opening balance	2,323	1,076
New liabilities and modifications of leases	880	1,670
Lease write off	—	(15)
Principal repayment	(386)	(408)
Ending balance	2,817	2,323
Current portion	431	329
Non-current portion	2,386	1,994

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

The Company also has certain leases of assets with lease terms of 12 months or less. The Company applies the short-term lease recognition exemptions for these leases. The expenses related to short term leases were $629 for the year ended December 31, 2022 ($339 in 2021).

14.BORROWINGS

	December 31, 2022	December 31, 2021
	$	$
Opening balance	2,129	1,793
New borrowings	—	2,281
Repayments	(208)	(2,000)
Accretion of issue costs	—	9
Interest	67	46
Ending balance	1,988	2,129
Current portion	225	208
Non-current portion	1,763	1,921

On January 29, 2021, the Company financed the purchase of a land located in Bécancour, Québec, through a financing agreement with the vendor, for a total of $1,137. The financed portion bears interest at 8% per annum and shall be repaid by December 2025. The Company may pay the balance of principal, in whole or in part, at any time without penalty.

During March 2021, the Company received $1,350 as part of a repayable contribution agreement with the Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and will be repayable in 60 equal monthly installments starting September 2023. The loan was measured at the present value of all future payments discounted using a 5.50% interest rate, thus resulting in a loan valued at $1,025. The difference between the carrying value of the contribution and the discounted loan value was recognized as a grant of $325. Also, during December 2021, the Company received the remaining $150, which was measured at the present value using the same interest rate, thus resulting in a loan valued at $119. The difference between the carrying value of the contribution and the discounted loan value was recognized as a grant of $31.

15.CONVERTIBLE NOTES

2022 – US$50 Million Convertible Notes with Mitsui, Pallinghurst and Investissement Québec

	Host (amortized cost)	Derivative	Deferred amount	Total
	$	$	$	$
Issuance[1]	48,703	20,453	(2,773)	66,383
Interest accretion	732	—	—	732
Fair value adjustment	—	(11,199)	—	(11,199)
Amortization	—	—	140	140
Foreign exchange	382	127	(21)	488
Balance as of December 31, 2022	49,817	9,381	(2,654)	56,544

[1]Transaction costs of $821 (US$608) have been allocated to the host instrument and reduced from the net proceeds allocated to this component.

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million). The Notes are denominated in US Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater between the 3-month CME Term SOFR + 4% and 6%. The Notes include the following material conversion and settlement options available to the holders and the Company:

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

-

General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

-

Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interests paid to date to the investors.

-

Interest repayment option: At the end of each quarter starting December 31, 2022, the Company has an option to pay the interest in (i) cash; or (ii) subject to TSXV approval, by capitalizing interest and adding it to the principal, which would then be converted into common shares (and not units) at a US Dollar equivalent of the Company’s share price determined at the quarter end on which such interest become payable.

-The Notes also include redemption mechanisms at the option of the holders in the event of a change of control or an event of default.

The Notes represent hybrid financial instruments with multiple embedded derivatives requiring separation. The debt host portion (the “Host”) of the instrument is classified at amortized cost, whereas the aggregate conversion and prepayment options (the “Embedded Derivatives”) are classified as fair value through profit and loss (FVTPL).

The fair value of the Notes at inception was estimated at $77.7 million (US$57.8 million) and determined using a valuation model which required the use of significant unobservable inputs. The Company identified a difference between the transaction price and the fair value of $10.5 million (US$7.8 million). The difference has been allocated on a pro-rata basis to the Host and the Embedded Derivatives based on their relative estimated fair values. The portion allocated to the Host has been integrated in its initial carrying amount. The Company believes that time value is an important factor in the estimation of the Embedded Derivatives’ fair value. Therefore, the unrecognized deferred amount attributed thereto is recognized on a straight-line basis in the statement of loss and comprehensive loss over the estimated life of the combined conversion option and underlying warrants.

As at December 31, 2022, the Company capitalized the accrued interests owed to Investissement Québec, Pallinghurst and Mitsui. An aggregate amount of $829 (US$612) will be capitalized and 160,976 common shares at a price of US$3.80 will be issued to Holders at the maturity or conversion of the Notes in payment of accrued interest due on December 31, 2022. The capitalized interests are recorded as other reserves in the consolidated statements of changes in equity.

		Reasonably	Sensitivity [1]			Sensitivity [1]
	November 8, 2022	possible change	$ 000 (derivative liability)	December 31, 2022	Reasonably possible change	$ 000 (derivative liability)
Observable inputs
Share Price	US$4.73			US$3.82	+/- 10%	+3.6M/-1.9M
Foreign Exchange rate	1.34			1.35	+/- 5%	+/- 0.5M
Unobservable inputs
Expected volatility	50%	+/- 10% (absolute)	+2.6M/-2.8M	50%	+/- 10% (absolute)	+3.2M/-1.7M
Credit Spread	10%	+/- 1% (absolute)	+/- 0.5M	9%	+/- 1% (absolute)	+/- 0.3M

[1]Holding all other variables constant

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

2020 – Convertible Note with Pallinghurst

In October 2021, the Company issued 7,500,000 common shares following the conversion of all outstanding convertible notes held by Pallinghurst group, a related party.

December 31, 2021
$
Opening balance	14,505
Conversion	(14,649)
Accretion expense	144
Ending balance	—

16.ASSET RETIREMENT OBLIGATION

	December 31, 2022	December 31, 2021
	$	$
Opening balance	1,009	621
New obligations	46	383
Change in estimate	(120)	—
Accretion expense	17	5
Ending balance	952	1,009

The asset retirement obligation that arose during the year ended December 31, 2022, represents the present value of the estimated amount of undiscounted cash flows required to satisfy the asset retirement obligation in respect of the Matawinie Mine. The estimation was made using a percentage of completion of the total budgeted cost of rehabilitation. The Company has determined the fair value of its rehabilitation obligation by using a discount rate of 5.26% (3.62% in 2021), assuming reclamation work would be completed in 28. The liabilities accrete to their future value until the obligations are due. The estimated rehabilitation obligation will increase as the construction of the Matawinie Mine progresses.

17.EQUITY

17.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

	For the years ended
	December 31, 2022	December 31, 2021
Shares issued at the start of the period	55,118,316	27,299,332
Shares issued from offering	502,082	11,479,977
Warrants exercised	—	7,821,700
Options exercised	253,500	720,201
Shares issued for conversion of 2020 Convertible Note	—	7,500,000
Shares issued for interest payment	—	297,106
Shares issued at the end of period	55,873,898	55,118,316

On January 20, 2021, the Company concluded an underwritten public offering agreement for 1,034,500 common shares, at a price of $14.50 per share for gross proceeds of $15M. The buyers exercised their option to purchase an additional 155,175 common shares. The total gross proceeds obtained from this public offering agreement sum up to $17.25M.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

On February 12, 2021, the Company closed a private placement equity financing totaling $5.750M and the Company issued a total of 396,552 common shares at a price of $14.50 per share. Of this amount, Investissement Québec, acting as mandatory for the government of Québec, subscribed for 317,241 common shares, and Pallinghurst, subscribed for the remainder of the common shares.

On June 23, 2021, the Company concluded an underwritten public offering agreement for 7,000,000 common shares, at a price of $9.22 (US$7.50) per share for gross proceeds of $64.5M (US$52.5M). The buyers exercised their option to purchase an additional 915,000 common shares. The total gross proceeds obtained from this public offering agreement sum up to $72.9M (US$59.4M). Of this amount, Pallinghurst purchased 66,666 common shares.

On July 23, 2021, the Company closed a private placement equity financing with Investissement Québec, acting as mandatory for the government of Québec, and issued a total of 1,978,750 common shares at a price of $9.25 per share for total proceeds of $18.3M. This financing was complemented in the context of the underwritten public offering agreement closed on June 23, 2021.

On January 21, 2022, the Company filed a prospectus supplement establishing a new at-the-market equity offering (“ATM Offering”). The ATM Offering allows the Company to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of common shares of the Company from time to time, at the Company’s discretion. For the year ended December 31, 2022, the Company issued 502,082 common shares at an average price of $7.94 for gross proceeds of $3,987, commissions of $100, for total net proceeds of $3,887.

17.2 LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the loss attributable to ordinary shareholders and weighted average number of shares outstanding, including shares to be issued for payment of interest on the convertible notes.

The calculation of diluted loss per share takes into account the effects of all dilutive potential ordinary shares.

	For the years ended
	December 31, 2022	December 31, 2021
Loss attributable to the ordinary equity holders of the Company	47,714	39,890
Gain on change in fair value of embedded derivatives(i), net of interest expense associated with debt host	(3,850)	—
Loss attributable to the ordinary equity holders of the Company used in calculation of the diluted loss per share	51,564	39,890

Basic weighted average number of shares outstanding	55,600,636	42,971,152
Dilutive effect of 2022 Convertibles Notes	1,452,055	—
Dilutive weighted average number of shares outstanding	57,052,691	42,971,152

Basic loss per share	0.86	0.93
Diluted loss per share	0.90	0.93

(i)	Excludes the portion of the change in fair value of the embedded derivative attributable to the underlying warrants.

The other potentially dilutive instruments, namely the options (see note 17.4), the warrants (see note 17.3), the underlying warrants of the 2022 Convertible Notes and the shares underlying the 2020 Convertible Notes (see note 15) are anti-dilutive for all periods presented.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

17.3 WARRANTS

		December 31, 2022		December 31, 2021
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$
Opening balance	—	—	7,853,439	2.26
Issued	—	—	—	—
Exercised	—	—	(7,821,700)	2.25
Expired	—	—	(31,739)	3.50
Ending balance	—	—	—	—

17.4 SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

The Company’s share options are as follows for the year ended December 31, 2022 and 2021:

		December 31, 2022		December 31, 2021
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$
Opening balance	2,352,249	7.07	2,400,000	3.20
Granted	2,219,304	8.13	735,000	15.95
Exercised	(253,500)	2.90	(720,201)	3.06
Expired	(385,000)	12.21	(51,300)	7.00
Forfeited	(21,249)	9.47	(1,250)	16.84
Cancelled	—	—	(10,000)	16.84
Ending balance	3,911,804	7.42	2,352,249	7.07
Options that can be exercised	2,872,500	7.22	2,058,500	7.30

The weighted average share price at the time of exercise for 2022 is $7.91 ($13.45 in 2021).

For the year ended December 31, 2022, the Company granted 525,000 options to officers, 247,500 to directors, 682,000 to employees, and 764,804 to consultants. The vesting period on options granted varies from vesting immediately to four semi-annual tranches. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $8.13 per common share, for a period of 4.11 years. Total expenses arising from share-based transactions recognized during the year amount to $9,628 ($6,676 in 2021) out of which 922$ (nil in 2021) have been capitalized in property, plant and equipment.

For the year ended December 31, 2021, the Company granted 245,000 options to officers, 375,000 to directors, 105,000 to employees, and 10,000 to consultants. The vesting period on options granted varies from vesting immediately to four semi-annual tranches. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $15.95 per common share, for a period of 5 years.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

The weighted average fair value of the share options granted were estimated using the Black-Scholes option pricing model based on the following average assumptions:

	2022	2021
Share price at date of grant	$8.13	$15.95
Expected life	4.11 years	5 years
Risk-free interest rate	2.33%	0.82%
Expected volatility	81.49%	67.86%
Expected dividend	Nil	Nil
Fair value per option	$4.79	$8.95

The expected annualized volatility was based on historical data for the Company. The fair value of the share options is amortized over the vesting period, considering expected forfeitures. The strike price of share options issued are exercisable at the share’s closing price on the last trading day prior to the grant.

			December 31, 2022
			Weighted average
			exercise price
Expiration date	Total number	Total exercisable	$
Year 2023	330,000	330,000	3.45
Year 2024	895,304	370,000	6.56
Year 2025	772,500	772,500	3.33
Year 2026	490,000	490,000	16.31
Year 2027	1,424,000	910,000	8.06
Ending balance	3,911,804	2,872,500	7.42

18.EXPLORATION AND EVALUATION EXPENSES

	December 31, 2022	December 31, 2021
	$	$
Wages and benefits	3,274	3,637
Share-based compensation	898	452
Engineering	162	1,856
Professional fees	554	190
Materials, consumables, and supplies	824	1,330
Maintenance & Subcontracting	1,252	1,454
Geology and drilling	31	143
Utilities	420	349
Depreciation and amortization	283	217
Other	95	213
Uatnan mining project	309	—
Grants	(37)	(36)
Tax credits	(638)	(1,443)
Exploration and evaluation expenses	7,427	8,362

The exploration and evaluation expenses relate to the Matawinie Mine in Quebec, with the exception of fees for the preliminary economic assessment of the Uatnan mining project, in relation with the transaction of Mason (see note 7).

The wages and benefits are net of the grant received as part of the Canada Emergency Wage Subsidy program of Nil in 2022 ($473 in 2021).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

19.BATTERY MATERIAL PLANT PROJECT EXPENSES

	December 31, 2022	December 31, 2021
	$	$
Wages and benefits	2,698	754
Share-based compensation	534	—
Engineering	8,895	4,136
Professional fees	914	898
Materials, consumables, and supplies	920	686
Maintenance & Subcontracting	1,180	268
Utilities	553	—
Depreciation and amortization	4,028	177
Other	146	39
Grants	(506)	(718)
Tax credits	(272)	(264)
Battery Material Plant project expenses	19,090	5,976

The battery material plant project expenses relate mainly to the preliminary costs incurred in anticipation of the development of an advanced Battery material plant in Bécancour, Québec.

The wages and benefits are net of the grant received as part of the Canada Emergency Wage Subsidy program of Nil in 2022 ($81 in 2021).

20.GENERAL AND ADMINISTRATIVE EXPENSES

	December 31, 2022	December 31, 2021
	$	$
Wages and benefits	7,083	4,883
Share-based compensation	7,274	6,224
Professional fees	1,435	2,635
Consulting fees	2,618	1,476
Travelling, representation and convention	668	627
Office and administration	8,862	6,747
Stock exchange, authorities, and communication	462	872
Depreciation and amortization	246	699
Loss on asset disposal	—	5
Other financial fees	26	35
General and administrative expenses	28,674	24,203

Included in the 2021 office and administration expenses are $1.2M in connection with the settlement of a litigation in September 2021.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

21.NET FINANCIAL COSTS (INCOME)

	December 31, 2022	December 31, 2021
	$	$
Foreign exchange loss (gain)	453	(985)
Interest income	(701)	(327)
Interest expense on lease liabilities	19	113
Change in fair value - listed shares	1,700	—
Change in fair value - embedded derivative and deferred amount amortization	(11,059)	—
Accretion on borrowings and notes	816	2,104
Interest on borrowings and notes	895	101
Net financial costs (income)	(7,877)	1,006

22.INCOME TAXES

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial statutory income tax rate of 26.5% (26.5% in 2021) to loss before income taxes as a result of the following:

	December 31, 2022	December 31, 2021
	$	$
Loss before income taxes	(47,314)	(39,490)
Tax recovery computed at applicable statutory tax rate	26.50%	26.50%
Tax expense at combined statutory rate	(12,538)	(10,465)
Increase (decrease) in income taxes resulting from:
Temporary difference not recorded	10,018	8,937
Share-based payments	2,307	1,769
Non-deductible expenses	325	406
Mining royalties	400	400
Non-taxable mining duties	(108)	(219)
Other	(4)	(428)
Income tax	400	400
Composition of deferred income taxes in the income statement:
Taxes payable	400	400
Income tax	400	400

As at December 31, 2022, temporary differences for which the company has recognized deferred tax assets and liabilities are as follows:

		Recognized in the	Recognized in other	Recognized in
	Opening balance	net earnings	comprehensive income	Equity	Closing balance
Convertible notes	—	(9,693)	—	—	(9,693)
Exploration and evaluation expenses	—	9,693	—	—	9,693

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2022 and 2021, temporary differences and unused tax losses for which the Company has not recognized deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
	$	$
FEDERAL
Exploration and evaluation expenses	44,572	37,787
Property and equipment	3,080	2,253
Equity investment	2,346	646
Asset retirement obligation	952	1,009
Share issue expenses	5,102	5,990
Research and development expenses	19,412	16,700
Non-capital losses	69,792	46,371
Unrealized foreign exchange loss on convertible notes	519	—
Other	273	74
	146,048	110,830
PROVINCIAL
Exploration and evaluation expenses	41,796	35,058
Property and equipment	3,080	2,253
Equity investment	2,346	646
Asset retirement obligation	952	1,009
Share issue expenses	5,102	293
Research and development expenses	25,158	19,447
Non-capital losses	68,341	45,943
Unrealized foreign exchange loss on convertible notes	519	—
Other	273	74
	147,567	104,723

The ability to realize the tax benefits is dependent upon several factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

As at December 31, 2022, the Company’s accumulated non-capital losses for tax purposes which can be used to reduce taxable income in future years as follows:

Year incurred	Expiration date	Federal	Provincial
2022	2042	22,792	22,712
2021	2041	19,469	18,562
2020	2040	10,836	10,546
2019	2039	5,381	5,457
2018	2038	4,137	4,044
2017	2037	2,526	2,578
2016	2036	1,544	1,399
2015	2035	873	844
2014	2034	662	644
2013	2033	747	738
2012	2032	765	757
2011	2031	61	59

The Company has investment tax credit carryovers of $3,698 ($2,693 in 2021) that expire between 2036 and 2041, which are available to reduce income taxes payables in future years.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

23.ADDITIONAL CASH FLOW INFORMATION

		December 31, 2022	December 31, 2021
		$	$
Grants receivable and other current assets	12	401	(111)
Deferred grants		20	(1,511)
Mining tax credits		(353)	(1,707)
Sales taxes receivable		30	(1,266)
Prepaid expenses		(370)	(2,553)
Accounts payable and accrued liabilities	11	(2,796)	3,901
Total net change in working capital		(3,068)	(3,247)

Income tax received		558	—
Interest paid		69	101

Non-cash investing and financing activities
Property, plant and equipment included in accounts payable and accrued liabilities		7,447	5,068
Share issue costs included in accounts payable and accrued liabilities		8	49
Cost to issue the convertible notes included in accounts payable and accrued liabilities		659	—
Shares issued for interest payment		—	2,697

24.RELATED PARTY TRANSACTIONS

	December 31, 2022	December 31, 2021
	$	$
Key management personnel of the Company
Employee benefit expenses	2,641	1,158
Share-based payments	2,475	3,435
Directors of the Company
Board fees	829	643
Share-based payments	1,247	2,333

In addition to transactions with Pallinghurst and Investissement Québec disclosed previously in the consolidated financial statements and in accordance with IAS 24 Related Party Disclosures, key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

As at December 31, 2022, Pallinghurst owns 20.66% of the Company’s issued and outstanding common shares and has significant influence over the Company (2021– 20.94%).

In November 2022, the Company closed a private placement of unsecured convertible notes for aggregate gross proceeds of US$50M with Mitsui, Pallinghurst and Investissement Québec. Of the US$50M, Pallinghurst and Investissement Québec each subscribed for US$12,5M. More details on the transaction are provided in note 15.

Severance

The Company has commitments under certain management contracts with key executives. Minimum commitments under these contracts are approximately $2,150 ($1,554 in 2021). These contracts require additional minimum payments of approximately $4,379 ($3,139 in 2021) to be made upon the occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

25.INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT

The Company monitors capital based on the carrying amount of equity, borrowings, leases and convertible notes which totals $133,673 as at December 31, 2022 ($110,147 in 2021).

The objective of the Company’s capital management is to preserve its ability to continue its operations and its program of acquisition, exploration, evaluation and development of mineral properties and the value-added product plant. It manages its capital structure and adjusts based on economic conditions and risk characteristics of underlying assets.

The Company is not subject to externally imposed capital requirements. Changes in capital are described in the consolidated statements of changes in equity and notes 13, 14 and 15.

The properties in which the Company currently has an interest are in the development stage; as such, the Company is dependent on external financing to fund its activities. To carry out the planned development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

26.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

CLASSIFICATION AND CARRYING AMOUNT OF FINANCIAL INSTRUMENTS

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the profit or loss or in other comprehensive income. These categories are financial assets and financial liabilities at FVTPL, financial assets at amortized cost, and financial liabilities at amortized cost. The following tables show the carrying values and the fair value of assets and liabilities for each of these categories as at December 31, 2022 and 2021:

			As at December 31, 2022
		At fair value through	Amortized cost	Total
		profit or loss
		$	$	$
FINANCIAL ASSETS
Cash and cash equivalents		—	59,924	59,924
Grants receivable and other current assets	12	—	3,983	3,983
Investments – Listed shares	7	800	—	800
Total financial assets		800	63,907	64,707

FINANCIAL LIABILITIES
Account payables and accrued liabilities	11	—	15,429	15,429
Borrowings	14	—	1,988	1,988
Convertible Notes	15	6,727	49,817	56,544
Total financial liabilities		6,727	67,234	73,961

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

			As at December 31, 2021
		At fair value through	Amortized cost	Total
		profit or loss
		$	$	$
FINANCIAL ASSETS
Cash and cash equivalents		—	62,355	62,355
Grants receivable and other current assets	12	—	3,096	3,096
Total financial assets		—	65,451	65,451

FINANCIAL LIABILITIES
Account payables and accrued liabilities	11	—	15,193	15,193
Borrowings	14	—	2,129	2,129
Total financial liabilities		—	17,322	17,322

FINANCIAL RISKS

Fair value

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, grants receivable and other current assets and accounts payable and other. Borrowings and the convertible debt host  are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $59.3 million (US$43.8 million) (level 3).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
-

Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

	As at December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	800	—	—	800
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 15)	—	—	6,727	6,727

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2022 (none in 2021).

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern (see note 1).

As at December 31, 2022, all of the Company’s short-term liabilities totalled $16,105 ($15,730 in 2021), have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

	As at December 31, 2022
	Carrying	Contractual	0 to 12	12 to 24	More than
	amount	cash flow	months	months	24 months
Account payables and accrued liabilities	15,429	15,429	15,429	—	—
Lease liabilities	2,817	3,423	560	647	2,216
Borrowings	1,988	2,330	352	577	1,401
Convertible Notes – Host(i)	49,817	67,723	—	—	67,723
Convertible Notes – Embedded Derivatives(i)	6,727	—	—	—	—

(i)The Convertible Notes are translated at the spot rate as of December 31, 2022

The Company has one variable lease agreement that is indexed to the consumer price index, on March 31 of each year.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to cash and cash equivalents and receivables. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. The Company mitigates credit risk by maintaining cash with Canadian chartered banks and guaranteed deposits in credit unions.

Currency risk

Foreign currency risk is the risk that the Company’s financial performance could be affected by fluctuations in the exchange rates between currencies. Some of the Company’s expenditures are denominated in U.S dollars and since August 2021, the Company holds balances in cash denominated in U.S dollars. Also, the convertible notes are denominated in U.S dollars. As such, the Company is exposed to gains or losses on foreign exchange.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Currently, the Company has no hedging contracts in place and therefore has exposure to the foreign exchange rate fluctuations. The strengthening of the U.S. dollar would negatively impact the Company’s net income and cash flows while the strengthening of the Canadian dollar would increase its net income and cash flows.

As at December 31, 2022 and 2021, the balances in U.S. dollars held by the Company were as follows:

	As at December 31, 2022	As at December 31, 2021
	$	$
Cash and cash equivalents in US dollars	10,928	11,435
Accounts payables in US dollars	(407)	(1,044)
Convertible notes – Host in US dollars	(36,780)	—
Net exposure, in US dollars	(26,259)	10,391
Equivalent in Canadian dollars	(35,570)	13,175

Based on the balances as at December 31, 2022, a 5% increase (decrease) in the exchange rates on that date (with all other variables being constant) would have resulted in an increase (decrease) of net loss of approximately ($1,778) in 2022 ($659 in 2021).

Also see note 15 for the Embedded Derivatives.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The company is exposed to interest rate risk primarily on its convertible notes bearing interest at variable rates and does not take any particular measures to protect itself against fluctuations in interest rates. With the exception of the convertible notes, the Company’s financial assets and financial liabilities are not significantly exposed to interest rate risk because either they are short-term in nature or because they are non-interest bearing.

The convertible notes bear interest equal to the greater of 6% and the 3-month Term SOFR plus 4%. Based on the balance of the convertible notes as at December 31, 2022, the impact on net financial expenses over a 12-month horizon of a 1.0% shift in interest rates would amount to approximately $677. See note 15 for the interest rate risk on the embedded Derivatives.

27.ADDITIONAL SEGMENT INFORMATION

				December 31, 2022
	Matawinie Mine	Battery Material	Corporate	Total
	Project	Plant project
Total property, plant and equipment	39,597	21,289	3,249	64,135
Total liabilities	8,022	3,808	65,920	77,750

				December 31, 2021
	Matawinie Mine	Battery Material	Corporate	Total
	Project	Plant project
Total property, plant and equipment	18,032	18,886	5,185	42,103
Total liabilities	7,570	6,320	6,764	20,654

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

28.COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments. As at December 31, 2022, the Company had issued $2,830 of purchase orders for the acquisition of property, plant and equipment and $4,084 in relation to the operations.

Royalty

The Company issued a 3% net smelter royalty (“NSR”) over the Matawinie graphite property to Pallinghurst for an aggregate purchase price of $4,306. For a period of three years following issuance (August 28, 2020), the royalty is subject to a 1% buy back right in favour of the Company for a buy-back price of $1,306 plus an amount equal to interest accrual at a rate of 9% per annum from and after the closing of the royalty transaction up to the buyback date.

Matawinie Property

A large part of the property is subject to a 0.20% NSR, which can be purchased by the Company for $200.

Collaboration and sharing of benefits.

On January 23, 2020, the Company signed a benefit-sharing agreement with the municipality of Saint-Michel-des-Saints as part of the Matawinie mining project. Through this agreement and throughout the mine’s commercial operating life, the Company will contribute up to 2% of its net future positive cash flow after taxes to the municipality, subject to a minimum payment of $400, annually.